Exhibit 99.17

CONFIDENTIAL – UNDER EMBARGO

Dear NAM leadership team,

I am excited to share with you that Philips just signed an agreement to acquire BioTelemetry, Inc., a leading remote medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care. BioTelemetry provides remote cardiac monitoring, centralized core laboratory services for clinical trials, remote blood glucose monitoring and original equipment manufacturing that serves both healthcare and clinical research customers.

Please click here [mailing.philips.com] to read the email that Roy just sent to his Leadership Team. I received special permissions to share this email / links with you, under embargo, so that you are prepared to manage any customer calls tomorrow once the press release crosses the wire.

We are now in a critical period between the signing of the agreement and the close of the deal when very strict legal rules governed by U.S. securities laws apply to what we say internally and externally. With this, we cannot post to social media on the topic of the acquisition.

We need to restrict and prohibit all comments, opinions and reactions relating to the transaction publicly on social media including without limitation LinkedIn, Instagram, Twitter and Facebook. The world of social media is changing the way we communicate and it is imperative that you do not post or comment on this deal or anything related to BioTelemetry, their people, their customers or their products.

If you have any questions, please feel free to contact me.

Thank you all for your engagement and support of this transaction. I look forward to discussing more in our next team meeting.

Mark